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SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

Zero Coupon Convertible Debentures due 2021
(Title of Class of Securities)

No. 902118AW8
(CUSIP Number of Class of Securities)

Judith A. Reinsdorf, Esq.
c/o Tyco International Management Company
9 Roszel Road
Princeton, New Jersey 08540
(609) 720-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
 Steven R. Finley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Tel. (212) 351-4000
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**

$29,000	$1.00

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2021, as described herein, is $824.83 per $1,000 principal amount at maturity outstanding,. As of April 26, 2007, there was approximately $35,000 in aggregate principal amount at maturity outstanding, resulting in an approximate aggregate maximum purchase price of approximately $29,000.

**
$30.70 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 7 for fiscal 2007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$1.00	Filing Party:	Tyco International Ltd.
Tyco International Group S.A.
	Form or Registration No.:	SC TO-I	Date Filed:	April 27, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
	☐ third-party tender offer subject to Rule 14d-1		☐ going-private transaction subject to Rule 13e-3
	☒ issuer tender offer subject to Rule 13e-4		☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on April 27, 2007 by Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A. (the "Company"), a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco, relating to the offer to purchase all of the Company's outstanding Zero Coupon Convertible Debentures due 2021 issued by the Company on February 12, 2001 (the "Notes") and solicitation of consents to amendments to the indenture under which the Notes were issued, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement filed April 27, 2007 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Offer to Purchase.

Items 1 through 9.

        The information appearing in the Offer to Purchase under the caption "Documents Incorporated by Reference" is hereby amended and restated in full as set forth below:

        The following documents have been filed with the Securities and Exchange Commission (the "Commission") and are incorporated herein by reference:

  (a)
  Tyco's Annual Report on Form 10-K for the fiscal year ended September 29, 2006 filed on December 11, 2006, as amended by the Form 10-K/A filed on April 20, 2007;

  (b)
  Tyco's Quarterly Report on Form 10-Q for the quarter ended December 29, 2006 filed on February 6, 2007, as amended by the Form 10-Q/A filed on April 20, 2007;

  (c)
  Tyco's Quarterly Report on Form 10-Q for the quarter ended March 30, 2007 filed on May 8, 2007;

  (d)
  Tyco's Definitive Proxy Statement on Schedule 14A filed January 30, 2007; and

  (e)
  Tyco's Current Reports on Form 8-K filed January 8, 2007, January 17, 2007, February 6, 2007, February 20, 2007, April 12, 2007, April 27, 2007, May 11, 2007, May 15, 2007, May 17, 2007, May 18, 2007 and May 23, 2007.

        Please also see the amended registration statements on Form 10 filed on May 18, 2007 by Covidien Ltd. ("Covidien") and by Tyco Electronics Ltd. ("Tyco Electronics"), and the amended registration statements on Form S-1 filed on May 18, 2007 by Covidien and Covidien International Finance S.A. and by Tyco Electronics and Tyco Electronics Group S.A., and the amended registration statement on Form S-1 filed on May 18, 2007 by Tyco and Tyco International Finance S.A. ("TIFSA"), for information regarding the Proposed Separation.

        The Company will provide without charge to each person to whom this Offer to Purchase is delivered, upon the request of such person, a copy of any or all the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Investor Relations, Tyco International (US), Inc., 9 Roszel Road, Princeton, New Jersey 08540, telephone: (609) 720-4200.

Item 11.    Additional Information

        On May 25, 2007, Tyco issued a press release announcing the final results of the Tender Offer, which expired at 12:00 Midnight, New York City time, on Thursday, May 24, 2007. A copy of the press release is filed herewith as an exhibit to this Schedule TO-I and is incorporated herein by reference.

Item 12.    Exhibits

        Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(ii)	Press Release, dated May 25, 2007.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO-I is true, complete and correct.

TYCO INTERNATIONAL LTD.
	By:	/s/ CHRISTOPHER COUGHLIN
		Name:	Christopher Coughlin
		Title:	Executive Vice President and Chief Financial Officer
TYCO INTERNATIONAL GROUP S.A.
	By:	/s/ MICHELANGO STEFANI
		Name:	Michelango Stefani
		Title:	Managing Director
Dated: May 25, 2007

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 27, 2007.
(a)(1)(ii)	Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(i)	Press release, dated April 27, 2007.
(a)(5)(ii)	Press release, dated May 25, 2007.
(d)(1)
Indenture, dated February 12, 2001, by and among Tyco international Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to State Street Bank and Trust Company, N.A., incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-57180 and 333-51780-01), as filed with the Securities and Exchange Commission on March 16, 2001.
(d)(1)
Supplemental Indenture No. 1, dated as of January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit (d)(2) to the Tyco and the Company's Schedule TO-I, as filed with the Securities and Exchange Commission on January 14, 2003.

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INTRODUCTORY STATEMENT
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EXHIBIT INDEX